DNOW INC.

7402 North Eldridge Parkway

Houston, Texas 77041

August 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	DNOW Inc.

Registration Statement on Form S-4

Filed July 24, 2025

File No. 333-288909

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DNOW Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:00 a.m., Eastern Time, on August 5, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 or by email at billy.vranish@kirkland.com or Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or by email at julian.seiguer@kirkland.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

DNOW INC.

/s/ Raymond W. Chang
Raymond W. Chang
Vice President and General Counsel

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Billy Vranish, Kirkland & Ellis LLP

Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP

Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP

Timothy J. Clark, Akin Gump Strauss Hauer & Feld LLP

Leana N. Garipova, Akin Gump Strauss Hauer & Feld LLP